

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2021

Edward Faneuil
General Counsel
Global Partners LP
P.O. Box 9161
Waltham, MA 02454

Re: Global Partners LP
Form 10-Q
Exhibit No. 10.2
Filed November 5, 2020
File No. 001-32593

Dear Mr. Faneuil:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance